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UNITED STATES
CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

SEC FILE NUMBER

8 - 67743

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 0 4 2013
REGISTRATIONS BRANCH
11

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/2012___ AND ENDING ___12/31/2012___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

   WSA Fixed Income, LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 Battery Place
                                        (No. and Street)

New York   New York   10004
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arthur L. Goetchius   212   709-9453
                                        (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

   Rothstein Kass
                    (Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road   Roseland   New Kersey   07068
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:
   [X] Certified Public Accountant
   [ ] Public Accountant
   [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)   *Potential persons who are to respond to the collection of information
                      contained in this form are not required to respond unless the form displays
                      a currently valid OMB control number.*

OATH OR AFFIRMATION

I, _____ Arthur Geotchius _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ WSA Fixed Income, LLC _____, as of _____ December 31, _____, 20 12 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

GREGORY D. VISCOVICH
NOTARY PUBLIC-STATE OF NEW YORK
No. 01VI6213234
Qualified in Nassau County
My Commission Expires November 02, 20 13

_____
Notary Public

Feb. 26, 2013

_____ Arthur Geotchius _____
Signature

CHIEF OPERATING OFFICER
Title

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WSA FIXED INCOME, LLC
(In Liquidation)
STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2012

WSA FIXED INCOME, LLC
(In Liquidation)

CONTENTS

Independent Auditors' Report	1
Financial Statement	
Statement of Financial Condition	2
Notes to Financial Statement	3-9

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To WSA Fixed Income, LLC (In Liquidation)

We have audited the accompanying statement of financial condition of WSA Fixed Income, LLC (In Liquidation) (the "Company") as of December 31, 2012 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of WSA Fixed Income, LLC (In Liquidation) as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Roseland, New Jersey
February 22, 2013

An independent firm associated with AGN International Ltd   **AGN** INTERNATIONAL

WSA FIXED INCOME, LLC
(In Liquidation)

STATEMENT OF FINANCIAL CONDITION

December 31, 2012

ASSETS

Cash and cash equivalents	$	506,638
Due from broker		2,183,665
Securities owned, at fair value		2,615,309
Due from affiliate		848,948
Property and equipment, net		38,043
Total assets	$	6,192,603

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Securities sold, not yet purchased, at fair value	$	2,380,927
Accrued interest payable		11,633
Accounts payable and accrued expenses		16,844
Total liabilities		2,409,404
Member's equity		3,783,199
Total liabilities and member's equity	$	6,192,603

WSA FIXED INCOME, LLC
(In Liquidation)

NOTES TO FINANCIAL STATEMENT

1. Nature of business

WSA Fixed Income, LLC (In Liquidation) (the "Company") is a Delaware Limited Liability Company. The Company is wholly owned by Wall Street Access, LLC (the "Parent"). The Company acted as a fixed income securities dealer to institutional customers and other broker-dealers. In addition, the Company is engaged in proprietary trading of securities for its own account.

The Company through January 17, 2013 was a broker-dealer formed under the Securities Exchange Act of 1934 and was registered with the Securities and Exchange Commission (the "SEC"). The Company was also a member of the Financial Industry Regulatory Authority, Inc, ("FINRA").

2. Summary of significant accounting policies

Plan of Liquidation

During 2012, Management decided to terminate its broker dealer registration with FINRA and filed a form BDW. The Company's registration was terminated on January 17, 2013. Any remaining assets and liabilities on the Company's statement of financial condition will be transferred over to Wall Street Access (a general partnership) in 2013. As a result, the Company changed its basis of accounting from the going concern basis to the liquidation basis whereby assets and liabilities are stated at their estimated settlement amounts and all costs of liquidation have been recognized. The adoption of the liquidation basis of accounting did not have a material effect on the carrying values of the assets and liabilities.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on February 22, 2013. Subsequent events have been evaluated through this date.

Cash Equivalents

The Company considers all highly liquid investment instruments with original maturities of 90 days or less to be cash equivalents.

The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

Property and Equipment

Fixed assets and leasehold improvements are recorded at cost less accumulated depreciation and amortization, respectively, using the straight-line method over the estimated useful lives of the assets or, for leasehold improvements, the lesser of the useful life of the improvements or the term of the lease. Fixed assets are depreciated over three to five years.

2. Summary of significant accounting policies (continued)

Valuation of Investments in Securities and Securities Sold, Not Yet Purchased, at Fair Value - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. GAAP establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

> *Level 1* - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

> *Level 2* - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

> Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

2. Summary of significant accounting policies (continued)

Valuation Techniques

The Company values investments in securities and securities sold, not yet purchased that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

Many cash and over-the-counter ("OTC") contracts have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that the marketplace participants are willing to pay for an asset. Ask prices represent the lowest price that the marketplace participants are willing to accept for an asset. For securities whose inputs are based on bid-ask prices, the Company's valuation policies do not require that fair value always be a predetermined point in the bid-ask range. The Company's policy for securities traded in the OTC markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price if held long, and last reported "asked" price if sold short. Fair value for many cash and OTC contracts are derived using pricing models. Pricing models take into account the contract terms (including maturity) as well as multiple inputs, including, where applicable, time value, implied volatility, equity prices, interest rate yield curves, prepayment speeds, interest rates, loss severities, credit risks, credit curves, default rates and currency rates.

Government Bonds

The fair value of sovereign government bonds is generally based on quoted prices in active markets. When quoted prices are not available, fair value is determined based on a valuation model that uses inputs that include interest rate yield curves, cross-currency basis index spreads, and country credit spreads similar to the bond in terms of issuer, maturity and seniority. Sovereign government bonds are generally categorized in Levels 1 or 2 of the fair value hierarchy.

Corporate and Foreign Bonds

The fair value of corporate and foreign bonds is estimated using recently executed transactions, market price quotations (where observable), bond spreads or credit default swap spreads. The spread data used is for the same maturity as the bond. If the spread data does not reference the issuer, then data that references a comparable issuer is used. When observable price quotations are not available, fair value is determined based on cash flow models with yield curves, bond or single name credit default swap spreads and recovery rates based on collateral values as key inputs. Corporate and foreign bonds are usually in Level 1 of the fair value hierarchy, since the Company is a market maker in these positions and they are trading in an active market. In instances where the trading volume is infrequent, they are categorized in Level 2 of the hierarchy.

Revenue Recognition

Transactions in securities owned and securities sold, not yet purchased, are recorded on a trade-date basis. Realized and unrealized gains and losses are reflected net in investment gains and losses on the statement of operations. Commission revenue and related commission expenses are recorded on a trade-date basis. The Company earned commissions as an introducing broker for the transactions of its customers and earns trading profits on fixed income securities.

Gains on securities trading were earned by the Company by making markets in high-grade corporate bonds and U.S. government agency securities.

2. Summary of significant accounting policies (continued)

Revenue Recognition (continued)

Interest revenue represents the Company's participation in the net interest income on customer debit and credit balances through a clearing agreement with the Company's principal clearing broker. Interest income is recognized on an accrual basis. The Company also pays interest expense to its clearing broker to finance its inventory positions and earns coupon interest on these positions.

Income Taxes

The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

At December 31, 2012, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2009.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The financial instruments of the Company are reported in the statement of financial condition at fair value or at carrying amounts that approximate fair value because of the short maturity of the instruments.

Due from Broker

The Company carries its due from broker account at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its due from broker account and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit conditions.

WSA FIXED INCOME, LLC
(In Liquidation)

NOTES TO FINANCIAL STATEMENT

3. Fair value measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with GAAP. See Note 2 for a discussion of the Company's policies. The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2012:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2012
Assets (at fair value)				
Corporate bonds				
Electric services	$ 790,000	$ -	$ -	$ 790,000
Natural resources	343,371			343,371
U.S. Government backed securities				
Maturity 3-5 years	702,252			702,252
Maturity > 5 years	703,920			703,920
Other maturity	75,766			75,766
	$ 2,615,309	$ -	$ -	$ 2,615,309

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2012
Liabilities (at fair value)				
Corporate bonds sold, not yet purchased				
Electric services	$ 1,438,710	$ -	$ -	$ 1,438,710
Financial institutions	158,903			158,903
U.S. Government backed securities sold, not yet purchased				
Maturity 1-3 years	708,398			708,398
Maturity 3-5 years	49,699			49,699
Maturity 5-10 years	25,217			25,217
	$ 2,380,927	$ -	$ -	$ 2,380,927

4. Property and equipment

Details of property and equipment at December 31, 2012 are as follows:

Furniture and fixtures	$	33,849
Computer and equipment		49,857
Leasehold improvements		121,045
Computer software		32,010
		236,761
Less accumulated depreciation and amortization		198,718
	$	38,043

Depreciation and amortization expense was approximately $32,000 for the year ended December 31, 2012.

5. Off-balance sheet risk

In the normal course of business, the Company entered into various transactions involving off-balance-sheet financial instruments.

Securities sold, not yet purchased, at fair value represent obligations of the Company to deliver the specified security at the contracted price and thereby create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased, at fair value may exceed the amount recognized in the statement of financial condition.

The risk of customers' failure to settle securities transactions is borne by the Company. The Company's exposure to credit risk can be directly impacted by the volatile securities markets which may impair the ability of customers to satisfy their contractual obligations. To mitigate such risks, the Company has developed credit monitoring procedures. The Company indemnifies its clearing brokers, Goldman Sachs Execution & Clearing L.P. and Pershing LLC, against certain losses the clearing brokers may sustain from customer accounts introduced by the Company. As of December 31, 2012, there were no unsecured amounts related to these accounts that were owed to the clearing brokers.

At December 31, 2012, all principal securities positions were in possession or control of the clearing brokers. Credit exposure may result in the event the clearing brokers are unable to fulfill their contractual obligations.

6. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

8

WSA FIXED INCOME, LLC
(In Liquidation)

NOTES TO FINANCIAL STATEMENT

7. Related party transactions

As of December 31, 2012, the Company has receivables due from affiliate of approximately $869,000 and payable due to affiliate of approximately $20,000 for advances in the normal course of business. These amounts are included in due to/from affiliates in the statement of financial condition.

The Company has a service agreement with an affiliated entity whereby the affiliated entity provides general and administrative services in return for a monthly fee. Approximately $464,000 was charged by this affiliated entity to the Company in 2012.

8. Net capital requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012, the Company's net capital was approximately $2,660,000, which was approximately $2,410,000 in excess of its minimum requirement of approximately $250,000.